SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 20, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on March 20, 2007.

Amsterdam • 20 March 2007

Henk Breukink, Peter Elverding and Piet Hoogendoorn nominated as members of the Supervisory Board of ING Group

ING Group will propose to the 2007 Annual General Meeting of Shareholders (AGM) the appointment of three new members to the Supervisory Board: Henk Breukink (1950, Dutch) Peter Elverding (1948, Dutch) and Piet Hoogendoorn (1945, Dutch). The AGM will be held on Tuesday, 24 April 2007.

Henk Breukink is proposed for appointment as of 24 April 2007. He resigned as Managing Director of asset management firm F&C on 28 February 2007. Prior to F&C he worked as interim manager and had various positions within Shell for almost 20 years. The proposed appointment is based on his international expertise in finance and human resources.

Peter Elverding is proposed for appointment as of 1 August 2007. He is currently chairman of the Managing Board of Directors of chemical and nutrition company DSM. He will retire from DSM as of 1 May 2007. The proposed appointment is based on his experience as CEO of an international, listed company and his knowledge of international business.

Piet Hoogendoorn is proposed for appointment as of 1 June 2007. He is currently chairman of the Board of Directors of Deloitte Touche Tohmatsu, from which he will retire as of 1 June 2007. The proposed appointment is based on his experience and knowledge of audit, tax, consultancy and financial advisory services.

The proposed appointments have been approved by the Dutch Central Bank.

At the AGM, Claus Dieter Hoffmann and Wim Kok will be proposed for reappointment to the Supervisory Board. Paul van der Heijden will retire from the Supervisory Board after the AGM as he reaches the end of the third and last term of four years.

Cor Herkströter and Luella Gross Goldberg would retire from the Supervisory Board in 2007 reaching the age of 70. However, given the changes in the Supervisory Board, both agreed to stay one more year to ensure a balanced composition of the Board.

Additional information on the composition of the Supervisory Board of ING Group is included in ING’s Annual Report that was published today on www.ing.com

Press enquiries: ING Group Peter Jong, +31 20 541 5457, peter.jong@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:/s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:/s/C. Blokbergen

C. Blokbergen Corporate Legal Department Head Legal Department

Dated: March 20, 2007